# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTERMAP TECHNOLOGIES CORP, CIK 0001285170
CUSIP: 000458977
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1200, 555 - 4TH AVENUE S.W., CALGARY, ALBERTA, Canada (Federal Level) (Z4), T2P 3E7
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001214659-24-002957
Filed by CIK 0001951847

## Reporting persons
- OSBORNE BRANDON S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,041,124; shared voting power 0; sole dispositive power 2,041,124; shared dispositive power 0; aggregate amount beneficially owned 2,041,124 (4.6% of the class)

## Item 1. Issuer
Name of issuer: INTERMAP TECHNOLOGIES CORP
Address of issuer's principal executive offices: 1200, 555 - 4TH AVENUE S.W. CALGARY A0 T2P 3E7

## Item 2. Person Filing
Name of person filing: Brandon S. Osborne
Address of principal business office or, if none, residence:
1614 Euclid Avenue #36
Miami Beach, FL 33139
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,041,124
Percent of class: 4.6%
Sole power to vote or to direct the vote: 2,041,124
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,041,124
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OSBORNE BRANDON S: /s/ Brandon S. Osborne, Individual Investor (02/13/2025)